U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for September, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
Enclosures: SASOL LIMITED | DISPOSAL OF AIR SEPARATION UNITS
BUSINESS BY SASOL SOUTH AFRICA LIMITED

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
DISPOSAL OF AIR SEPARATION UNITS BUSINESS BY SASOL
SOUTH AFRICA LIMITED

Introduction

Sasol refers its shareholders to the Stock Exchange News Service announcement of
29 July 2020, which informed the market that Sasol South Africa Limited (“SSA”), a major subsidiary of Sasol, had signed an exclusive negotiation agreement with Air
Liquide Large Industries South Africa Proprietary Limited (“Air Liquide”) for the sale of SSA’s sixteen air separations units and associated business located in Secunda.

Sasol is pleased to announce that negotiations with Air Liquide have been concluded and a sale of business agreement (the “Sale Agreement”) has been entered into, under which SSA shall dispose of its air separation business located in Secunda, (“the
Business”) to Air Liquide (“the Transaction”) subject to the suspensive conditions outlined below.

Air Liquide is a world leader in gases, technologies and related services, and operates in 80 countries with approximately 67 000 employees. Air Liquide has provided technical and engineering support to Sasol in Secunda since 1979.

Description of the Business

The Business comprises the sixteen air separation units (“ASUs”), and related assets with a combined capacity of up to 42 000 tons of oxygen per day, that provide oxygen for Sasol’s fuels and chemical production processes in Secunda. The ASUs produce various other gases utilised at Secunda, and rare gases sold externally. Employees related to the Business will transfer to Air Liquide as part of the arrangement.

Subsequent to the Transaction, Air Liquide will supply various gases to SSA’s operations under a long-term gas supply agreement (“Gas Supply Agreement”) with an initial term of 15 years. It is anticipated that Air Liquide’s expertise would allow, in coordination with Sasol, a targeted reduction in greenhouse gas (GHG) emissions associated with oxygen production over time.

In addition to the Sale Agreement and the Gas Supply Agreement, SSA and Air Liquide
(“the Parties”) have also concluded various ancillary service, lease and like agreements (collectively “the Transaction Documents”). This includes an agreement for Sasol to sell key utilities to Air Liquide, to enable continuous gas production.

Rationale for the Transaction

This Transaction forms part of Sasol’s expanded and accelerated divestment programme announced on 17 March 2020. Sasol has identified the operation of the
ASUs and associated business by a third-party expert as an opportunity to deliver upfront cash proceeds whilst also contributing to Sasol’s objectives of improved efficiency and decarbonisation at the Secunda site.

Air Liquide has significant expertise in operating industrial-scale ASUs worldwide and is expected to utilise this experience to deliver efficiency and reliability benefits for
Sasol. Air Liquide will work closely with Sasol to continue to leverage Sasol’s broad expertise in site operations and optimally managing the integrated value chain. As Air
Liquide already owns the seventeenth ASU on the Secunda site, it is expected that ownership and operations of the full air separation fleet will provide further gains in operational efficiency. Improvements will be driven by a variety of factors including advanced application of technology and technical ability, and potential future capital investments by Air Liquide. It is expected that these improvements will position the
ASUs for more efficient operations under a rapidly evolving future environmental landscape. Air Liquide will collaborate with Sasol in the development of our overall sustainability roadmap at the Secunda site. We will provide more details on this roadmap in the coming months.

Air Liquide will take full ownership and overall responsibility for managing the ASUs, including all future capital and operating requirements, to maintain the agreed quantity and quality of gases supplied to Sasol.

Total estimated capital expenditure of R8 to 12 billion would have been spent by Sasol over the next 15 years. The ASUs require significant capital to sustain reliable operations, as well as improved efficiencies to enable decarbonisation. This includes an extensive restoration and sustenance program to ensure the ability to supply the site in the longer term.

Terms of the Transaction
a)   Purchase Consideration

In terms of the Sale Agreement, the Parties have agreed that the purchase consideration payable by Air Liquide to SSA for the Business shall be an amount of approximately R8,5 billion (EUR148,75 million (to be settled in US Dollars at the closing of the Transaction), plus ZAR 5,525 billion). The total amount shall be settled in cash by Air Liquide following satisfaction of the suspensive conditions contained in the Sale Agreement.
b)   Impact of Gas Supply Agreement (GSA)

The GSA will achieve common objectives of the parties through a long-term supply agreement. The GSA enables the benefits of securing reliable oxygen supply for the
Secunda site into the longer term.

It is anticipated that the Transaction will result in additional cash outflow for Sasol of approximately R650 million to R 1,2 billion per annum in real terms, over the term of the agreement. This estimate is largely dependent on the energy efficiency benefits which are achieved over time. Furthermore, potential further upside exists through the joint execution of a GHG reduction roadmap.
c)   Other Significant Terms
The Sale Agreement contains warranties and indemnities which are standard for a transaction of this nature as well as a typical material adverse change clause, which allows Air Liquide to terminate the Sale Agreement before closing in the event that certain defined material adverse changes occur before closing.
d)   Suspensive conditions to the Transaction
The Disposal is subject, inter alia, to the following key suspensive conditions:
1.1.    Approval by the Competition Authorities;
1.2.    Provision by Sasol Limited of a guarantee in favour of Air Liquide, as security for SSA’s obligations to Air Liquide under the Sale Agreement and selected obligations under the Gas Supply Agreement; and
1.3.    to the extent applicable, approval by the South African Reserve Bank of the implementation of the Sale Agreement and the Transaction Documents
(collectively the “Suspensive Conditions”).
e)   Implementation and Effective Dates of the Transaction
The implementation and effective date of the Transaction shall fall ten business days after the date on which the Suspensive Conditions are fulfilled or waived, as the case may be, but will not be earlier than 1 December 2020.
Application of proceeds
The proceeds, net of associated tax obligations related to the Transaction, will be utilised within the Sasol Group to facilitate repayment of near-term debt obligations.
Total tax obligations related to the Transaction are expected to be approximately R2,1 to R2,3 billion. The availability of the net proceeds for repayment of debt obligations will depend on the final tax position of SSA.
Net asset value and profits attributable to the net assets of the Business
The value of the net assets of the Business was R5,6 billion at 30 June 2020. As Sasol currently operates the ASUs internally, the only revenues which were made in relation to the Business, related to external sales of rare gases (less than R100 million revenue per year).

Categorisation of the Transaction
The Transaction is classified as a Category 2 transaction in terms of the Listing
Requirements issued by the JSE Limited (“JSE Listings Requirements”) and accordingly does not require approval by the shareholders of Sasol.
Cautionary
This announcement does not serve to withdraw the cautionary announcement by the
Company on 17 August 2020 and shareholders of Sasol should accordingly continue to exercise caution when dealing in the Company’s securities.
10 September 2020
Johannesburg
Sponsor: Merrill Lynch South Africa Proprietary Limited
Legal Advisor to Sasol: ENSafrica Incorporated
Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of
COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”,
“could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on
Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September 2020

By:
/s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: